SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                  Under the Securities and Exchange Act of 1934
                                 Amendment No. 1

                               INSILCO CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    457659704
                                 (CUSIP NUMBER)



1)      Name of Reporting Person:           CNA Financial Corporation

        SS or IRS Identification                     36-6169860
        Nos. of Above Persons:


2)      Check the Appropriate Box                    (a)   (b)X
        If A Member of  Group
        (See Instructions)

3)      SEC Use Only

4)      Citizenship or Place of Organization         Delaware

        Number of                    (5)  Sole Voting Power          0
        Shares
        Beneficially Owned           (6)  Shared Voting Power        0
        by Each Reporting
        Person With:                 (7)  Sole Dispositive Power     0

                                     (8)  Shared Dispositive Power:  0

9)      Aggregate Amount Bene-                                       0
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate

        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9                                           0%

12)     Type of Reporting
        Person (See Instructions)                                    HC



1)      Name of Reporting Person:           Loews Corporation
        SS or IRS Identification            13-2646102
        Nos. of Above Persons:

2)      Check the Appropriate Box           (a)   (b) X
        If A Member of  Group
        (See Instructions)

3)      SEC Use Only

4)      Citizenship or Place of Organization         Delaware

        Number of                    (5)  Sole Voting Power          0
        Shares
        Beneficially Owned           (6)  Shared Voting Power        0
        by Each Reporting
        Person With:                 (7)  Sole Dispositive Power     0

                                     (8)  Shared Dispositive Power:  0

9)      Aggregate Amount Bene-                                       0
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9                                           0%

12)     Type of Reporting
        Person (See Instructions)                                    HC



1)      Name of Reporting Person:           Continental Assurance Company
        SS or IRS Identification            36-0947200
        Nos. of Above Persons:

2)      Check the Appropriate Box           (a)   (b) X
        If A Member of  Group
        (See Instructions)

3)      SEC Use Only

4)      Citizenship or Place of Organization         Delaware

        Number of                    (5)  Sole Voting Power          0
        Shares
        Beneficially Owned           (6)  Shared Voting Power        0
        by Each Reporting
        Person With:                 (7)  Sole Dispositive Power     0

                                     (8)  Shared Dispositive Power   0

9)      Aggregate Amount Bene-                                       0
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9                                           0%

12)     Type of Reporting
        Person (See Instructions)                                    IN


Item 1(a)         Name of Issuer:  INSILCO CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Offices

                  INSILCO CORPORATION
                  425 Metro Place North
                  Fifth Floor
                  Dublin, OH 43017

Item 2(a)         Name of Person Filing:  CNA Financial Corporation

Item 2(b)         Address of Principal Business Office:

                                          CNA Plaza,  Chicago, Illinois 60685

Item 2(c)         Citizenship:

State Of Delaware for CNA Financial Corporation and Loews Corporation. State of Illinois for Continental Assurance Company

Item 2(d)         Title of Class of Securities.      Common Stock

Item 2(e)         CUSIP Number.                      457659704

     Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

(g) Parent Holding Company (Relevant subsidiary is Continental Assurance Company, an Illinois domiciled insurance company.)

Item 4.  Ownership

(a)      Amount Beneficially Owned:                                  0

(b)      Percent of Class                                            0%

(c)      Number of shares as to which such person has

         (i)  sole power to vote or to direct the vote               0

        (ii)  shared power to vote or to direct vote                 0

       (iii)  sole power to dispose or to direct disposition of      0

        (iv)  shared power to dispose or to direct disposition       0

Item  5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         See Exhibit 1.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary

Item 10.   Certification of Loews Corporation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
             Date


/s/     Barry Hirsch
             Signature

Barry Hirsch
Senior Vice President, Secretary and General Counsel



Item 10.   Certification of Continental Assurance Company.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary





                                    Exhibit 1

Loews Corporation holds in excess of 86% of the equity of CNA Financial Corporation.

CNA Financial Corporation owns 100% of the relevant subsidiary, Continental Assurance Company, an Illinois domiciled insurance company (IC). Continental Assurance Company is the direct owner of the position being reported.


                                    Exhibit 2

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL ASSURANCE COMPANY

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary


LOEWS CORPORATION

/s/ Barry Hirsch
            Signature

Barry Hirsch
Senior Vice President, Secretary and General Counsel